CORAL GOLD RESOURCES LTD.
Consolidated Balance Sheets
(In Canadian Dollars)
(Prepared by Management)

	October 31, 2006	January 31, 2006
	(Unaudited)	(Audited)
ASSETS

Current
Cash and cash equivalents	$3,282,620	$663,071
Advances receivable (note 9(b))	128,676	62,358
Interest receivable	14,845	-
Prepaid expenses	59,522	69,856
	3,485,663	795,285

Investment securities	147,408	147,408
Loan receivable (note 9(e))	83,000	83,000
Equipment	3,091	3,634
Mineral properties (note 6)	11,362,659	10,095,609
Reclamation deposit (note 7)	321,694	260,976

	$15,403,515	$11,385,912

LIABILITIES

Current
Accounts payable and accrued liabilities (note 9(d))	$530,859	$696,810
Advances payable (note 9(c))	34,328	61,956
	565,187	758,766

Site restoration obligation	16,000	16,000

Future income tax liability	1,448,662	1,448,662

Non-controlling interest	10,317	10,320

SHAREHOLDERS' EQUITY

Subscriptions received in advance	-	60,000
Share capital (note 8)	36,590,191	31,560,337
Contributed surplus	2,162,510	1,428,173
Deficit	(25,389,352)	(23,896,346)
	13,363,349	9,152,164

	$15,403,515	$11,385,912

NOTE 1 - NATURE OF BUSINESS AND GOING CONCERN
NOTE 10 - COMMITMENTS

Approved by the Directors:

“Louis Wolfin”	Director	“Gary Robertson”	Director

CORAL GOLD RESOURCES LTD.
Consolidated Interim Statements of Operations and Deficit
(In Canadian Dollars)
(Unaudited - Prepared by Management)

	Three Months ended		Nine Months ended
	October 31,		October 31,
	2006	2005	2006	2005
General and administrative expenses
Amortization	$181	$205	$543	$648
Consulting fees	7,875	7,656	100,175	27,676
Directors fees	-	-	50,000	-
Investor relations and shareholder information	27,229	16,467	96,301	55,893
Legal and accounting	80,295	45,253	305,763	96,865
Listing and filing fees	-	6,124	31,411	13,705
Management fees	35,140	22,500	95,615	67,500
Office and miscellaneous	25,272	11,482	65,499	46,403
Salaries and benefits	21,386	21,649	58,589	71,384
Stock-based compensation	734,337	-	734,337	36,400
Transfer agent fees	1,855	1,621	12,399	6,511
Travel	9,361	9,343	48,004	48,758

	(942,931)	(142,300)	(1,598,636)	(471,743)

Other items
Interest income	35,905	3,071	106,873	8,968
Recovery of bad debt	-	-	3,464	-
Foreign exchange gain (loss)	703	(29,024)	(4,710)	(35,764)

Loss for the period before non-controlling interest	$(906,323)	$(168,253)	$(1,493,009)	$(498,539)

Non-controlling interest gain	-	-	3	-

Loss for the period	(906,323)	(168,253)	(1,493,006)	(498,539)

Deficit, beginning of period	(24,483,029)	(21,159,158)	(23,896,346)	(20,828,872)

Deficit, end of period	$(25,389,352)	$(21,327,411)	$(25,389,352)	$(21,327,411)

Loss per share	$(0.13)	$(0.03)	$(0.23)	$(0.11)

Weighted average number of common shares outstanding	6,766,860	4,827,387	6,544,198	4,710,232

CORAL GOLD RESOURCES LTD.
Consolidated Interim Statements of Operations and Deficit
(In Canadian Dollars)
(Unaudited - Prepared by Management)

	Three Months ended		Nine Months ended
	October 31,		October 31,
	2006	2005	2006	2005
Cash flows from (used in) operating activities

Loss for the year	$(906,323)	$(168,253)	$(1,493,006)	$(498,539)
Adjustments for items not involving cash:
- amortization	181	205	543	648
- stock based compensation	734,337	-	734,337	36,400
- non-controlling interest	-	-	(3)	-

	(171,805)	(168,048)	(758,129)	(461,491)

Change in non-cash working capital:
- advances receivable	(56,822)	(13,979)	(66,318)	(9,601)
- interest receivable	(2,260)	-	(14,845)	-
- prepaid expenses	21,895	12,021	10,334	(3,069)
- share subscription receivable	-	-	-	11,945
- accounts payable and accrued liabilities	139,957	(95,862)	(165,951)	(44,642)
- advances payable	(11,709)	17,166	(27,628)	10,861

	(80,744)	(248,702)	(1,022,537)	(495,997)

Cash flows from (used in) investing activities

Mineral properties acquisition and exploration expenditures incurred	(729,674)	(257,582)	(1,267,050)	(543,393)
Loan receivable	-	-	-	(33,000)
Reclamation deposit amounts	(58,512)	237,777	(60,718)	243,092

	(788,186)	(19,805)	(1,327,768)	(333,301)

Cash flows from financing activities
Issuance of shares for cash, net	176,700	-	4,969,854	900

	176,700	-	4,969,854	900

Net increase (decrease) in cash and cash equivalents	(692,230)	(268,507)	2,619,549	(828,398)

Cash and cash equivalents, beginning of period	3,974,850	912,255	663,071	1,472,146

Cash and cash equivalents, end of period	$3,282,620	$643,748	$3,282,620	$643,748

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Interim Financial Statements
October 31, 2006
(In Canadian Dollars)
(Unaudited - Prepared by Management)

1.    Nature of Business and Going Concern

These consolidated financial statements have been prepared on a going-concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future. The Company is in the process of exploring its mineral interests and has not yet determined whether these properties contain ore reserves that are economically recoverable. The continued operations of the Company and the recoverability of mineral property costs is dependent upon the discovery of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete the exploration and upon future profitable production. Management’s plan in this regard is to raise equity financing as required.

2.    Prior Period Adjustment

During the year ended January 31, 2006 the Company recorded a prior period adjustment to account for an unrecorded future income tax liability arising from prior years. The effect of the restatement is that future income tax liability and deficit increased by $318,000 at January 31, 2005. The unrecorded future income tax liability pertained to periods prior to February 1, 2005, and as a result, the deficit, beginning of the period as disclosed in the consolidated statements of operations and deficit for the three and nine month periods ended October 31, 2005 also increased by $318,000. The unrecorded future income tax liability did not change the Company’s loss for either of the three or nine month periods ended October 31, 2005.

3.    Basis of Presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) on a basis consistent with that followed in the most recent audited annual consolidated financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with Canadian GAAP have been condensed or omitted and therefore these unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes thereto for the fiscal year ended January 31, 2006. These interim financial statements have not been reviewed by an auditor.

In the opinion of the Company’s management, all adjustments considered necessary for a fair presentation of these unaudited interim consolidated financial statements have been included and all such adjustments are of a normal recurring nature. Operating results for the three and nine month periods ended October 31, 2006 are not necessarily indicative of the results that can be expected for the full fiscal year ending January 31, 2007.

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Interim Financial Statements
October 31, 2006
(In Canadian Dollars)
(Unaudited - Prepared by Management)

4.    Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Coral Resources, Inc. and Coral Energy Corporation of California and its 98.49% owned subsidiary Marcus Corporation. Significant inter-company accounts and transactions have been eliminated.

5.    Comparative Figures

Certain of the comparative figures for 2005 have been reclassified, where applicable, to conform to the presentation adopted for the current year.

6.    Mineral Properties

The following is a summary of mineral property expenditures for the nine months ended October 31, 2006:

Balance, beginning of period		$10,095,609

Robertson Property
Assays	$76,482
Consulting	286,982
Drilling	698,561
Field supplies and other	5,144
Lease payments	91,659
Reclamation	15,108
Taxes, licenses and permits	92,227
Water analysis	887
Total expenditures for Robertson Property		1,267,050

Balance, end of period		$11,362,659

7.    Reclamation Deposit

Due to the increase in exploration activities during the nine month period ending October 31, 2006, the Company was required by the State of Nevada Bureau of Land Management to increase its reclamation deposit from $260,976 (US$228,205) to $321,694 (US$282,268).

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Interim Financial Statements
October 31, 2006
(In Canadian Dollars)
(Unaudited - Prepared by Management)

8.    Share Capital

(a)   Authorized Unlimited common shares without par value

(b)	Issued

	2006		2005
	Shares	Amount	Shares	Amount
Balance, January 31,	5,106,266	$31,560,337	4,648,905	$30,754,678

Private placements	1,500,000	4,500,000	-	-
Exercise of warrants	58,212	160,064	-	-
Exercise of stock options	14,500	28,350	-	-
Warrants returned to treasury	(2,000)	(11,000)	-	-
Share issuance costs	-	(17,009)	-	-

Balance, April 30,	6,676,978	36,220,742	4,648,905	30,754,678

Exercise of warrants	67,232	173,624	-	-
Exercise of stock options	11,250	19,125	7,000	11,900
Cancelled shares	-	-	(2,500)	(11,000)

Balance, July 31,	6,755,460	36,413,491	4,653,405	30,755,578

Exercise of warrants	57,000	176,700	-	-
Share exchange (Marcus)	-	-	318,014	502,462
Share exchange (Marcus)	-	-	29,950	47,323

Balance, October 31,	6,812,460	$36,590,191	5,001,369	$31,305,363

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Interim Financial Statements
October 31, 2006
(In Canadian Dollars)
(Unaudited - Prepared by Management)

8.    Share Capital (continued)

(c)	Share Purchase Warrants

A summary of share purchase warrants transactions for the nine month period ended October 31, 2006 is as follows:

Number of Underlying Shares
Balance, January 31, 2006	1,115,698
Exercised	(58,212)
Returned to treasury	2,000
Expired	(252,720)

Balance, April 30, 2006	806,766
Exercised	(67,232)

Balance, July 31, 2006	739,534
Exercised	(57,000)
Expired	(276,900)

Balance, October 31, 2006	405,634

As at October 31, 2006, the following share purchase warrants were outstanding:

Number of Underlying Shares	Exercise Price	Expiry Date
192,500	$3.60	November 17, 2006
100,000	$3.90	December 19, 2006
113,134	$2.00	September 15, 2007

405,634

(d)	Stock Options

During the three month period ended October 31, 2006, the Company granted 280,000 stock options to directors, officers, employees and consultants of the Company at an exercise price of $3.92 per share and exercisable on or before September 5, 2011. 260,000 stock options vested immediately and expire over five years. 20,000 options will be vested over a period of one year from the grant date. The Company recorded a total of $734,337 for stock based compensation expense in the period. The Company will record a further $47,263 for stock based compensation expense over the course of a one year vesting period.

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Interim Financial Statements
October 31, 2006
(In Canadian Dollars)
(Unaudited - Prepared by Management)

8.    Share Capital (continued)

(d)	Stock Options (continued)

A summary of the stock options activity for the nine month period ended October 31, 2006 is as follows:

	Number of Options	Weighted Average Exercise Price
Balance, January 31, 2006	697,900	$2.67
Exercised	(14,500)	$1.96

Balance, April 30, 2006	683,400	$2.68
Exercised	(11,250)	$1.70

Balance, July 31, 2006	672,150	$2.70
Granted	280,000	$3.92
Cancelled	(152,500)	$3.55

Balance, October 31, 2006	799,650	$2.96

A summary of stock options outstanding and exercisable at the nine month period ended October 31, 2006 is as follows:

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (yr)	Weighted Average Exercise Price
$1.70	309,150	3.12	$1.70
$3.55	210,500	4.12	$3.55
$3.92	280,000	4.85	$3.92

The fair value of each option granted in the three month period ended October 31, 2006 has bee estimated using the Black-Scholes option pricing model with the following assumptions: risk-interest rate of 4.0%, dividend yield of 0%, volatility factor of 89.18% and expected life of 5 years.

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Interim Financial Statements
October 31, 2006
(In Canadian Dollars)
(Unaudited - Prepared by Management)

9.    Related Party Transactions

Related party transactions not disclosed elsewhere in these statements are as follows:

a)	During the three and nine month periods ended October 31, 2006, the Company paid, or made provision for the future payment, of the following amounts to related parties:

i)
$12,500 for the three months ended and $57,500 for the nine months ended October 31, 2006 (three months ended October 31, 2005 - $22,500; nine months ended October 31, 2005 - $67,500) to a private company controlled by an officer and former director for management fees;

ii)
$12,500 for the three months ended and $12,500 for the nine months ended October 31, 2006 (three months ended October 31, 2005 - $nil; nine months ended October 31, 2005 - $nil) to a private company controlled by an officer and former director for management fees;

iii)
$7,500 for the three months ended and $22,500 for the nine months ended October 31, 2006 (three months ended October 31, 2005 - $7,500; nine months ended October 31, 2005 - $22,500) in consulting fees to a private company owned by a Director;

iv)
$9,800 for the three months ended and $31,800 for the nine months ended October 31, 2006 (three months ended October 31, 2005 - $5,200; nine months ended October 31, 2005 - $12,800) in geological consulting fees to a private company owned by a Director; and

v)
$Nil for the three months ended and $50,000 for the nine months ended October 31, 2006 (three months ended October 31, 2005 - $nil; nine months ended October 31, 2005 - $nil) in directors fees to directors of the Company.

b)
Included in advances receivable are amounts due from related parties, as well as third party receivables. These amounts due from related parties include $28,003 (January 31, 2006 - $28,003) due from a joint venture with common management and common directors; $1,404 (January 31, 2006 - $7,850) due from a company controlled by a Director; and $18,825 (October 31, 2006: $91,568 less an allowance for bad debt of $72,743; January 31, 2006: $89,992 less an allowance for bad debt of $76,868) with two public companies with common management and common directors.

c)
Advances payable include $17,000 (January 31, 2006 - $31,620) due to Directors in regards to past directors’ fees; $7,848 (January 31, 2006 - $26,922) due to a private company with common management in regards to the cost sharing agreement for overhead expenses; $7,975 (January 31, 2006 - $nil) to an officer of the Company in regards to management fees and $1,505 (January 31, 2006 - $3,414) due to a private company controlled by a Director of the Company.

d)
Bonuses payable to a director of the Company of $525,000 were included in accounts payable and accrued liabilities as at January 31, 2006. $300,000 of that amount has been paid to the director in the nine month period ended October 31, 2006. The balance still owing and included as part of accounts payable and accrued liabilities as of October 31, 2006 is $225,000.

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Interim Financial Statements
October 31, 2006
(In Canadian Dollars)
(Unaudited - Prepared by Management)

9.     Related Party Transactions (continued)

e)
The loan receivable of $83,000 (January 31, 2006 - $83,000) is due from a subsidiary of a related private company with common management that provides drilling services. The amount due is non-interest bearing, unsecured and due on demand.

f)	An allowance in the amount of $209,840 (January 31, 2006 - $209,840) has been accrued in respect of advances made to a private company with common management.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the consideration established and agreed to by the related parties, unless otherwise noted.

10.    Commitments

The Company entered into a cost-sharing agreement during 2005 to reimburse a related party for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the company, and to pay a percentage fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated with one-month notice by either party. During the three and nine month periods ended October 31, 2006 a total of $37,083 and $95,364 (three months ended October 31, 2005 - $35,386; nine months ended October 31, 2005 - $127,392) respectively, were charged to operations in relation to the cost sharing agreement.

The Company entered into a 12 month Investor Relations Agreement with Investor Relations Group Inc., formerly called Investors Relations Services Group John Mullen & Partners (“IRS”), to provide investor relations services in Europe. In consideration for the services rendered, the Company has agreed to pay IRS fees totaling $24,000 plus expenses.

The Company entered into a 3 month Investor Relations Agreement on August 30, 2006 with Agoracom Investor Relations Corp. (“Agoracom”), to provide online marketing services. In consideration for the services rendered, the Company has agreed to pay Agoracom fees totaling $9,000 and grant Agoracom the option to purchase 20,000 common shares at a price of $3.92 per share.

11.    Subsequent Events

Subsequent to October 31, 2006 the Company has had 8,750 share purchase warrants exercised for total proceeds of $17,500 and 11,150 stock options exercised for total proceeds of $18,955.